

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2021

Edward J. Wegel
Chairman and Chief Executive Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, FL 33166

   Re: Global Crossing Airlines Group Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed December 13, 2021
    File No. 333-261285

Dear Mr. Wegel:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. Please obtain and file an executed version of the legality opinion. In that regard, we note that the legality opinion filed as Exhibit 5.1 does not appear to be signed.

2. Please disclose all material terms of your lease agreement with Miami-Dade County, including the duration of such agreement. In that regard, we note that Section 1.01 of such agreement filed as Exhibit 10.10 suggests that the lease has expired. We also note that it does not appear that such agreement covers your rights and obligations relating to airport use for the operation of flights. Please file the airport use agreement, or tell us why

you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

3. Please file your maintenance agreement with Spirit Airlines, Inc. In that regard, we note that such agreement is referenced in your exhibit index, but does not appear to be filed.

4. Please disclose in your prospectus the material terms of each of the following agreements that are filed as exhibits, as it does not appear that such agreements are discussed in your prospectus:

- ACMI Passenger Agreement dated February 5, 2021, by and between Global Crossing Airlines, LLC and Estelar Latinamerica, filed as Exhibit 10.12;

- Cooperation Agreement 2020 dated March 16, 2020, by and between Global Crossing Group and Airfleet Resources, Ltd., as amended by that certain Cooperation Agreement 2020, September Extension dated September 19, 2020, filed as Exhibit 10.14;

- Nomination Rights Agreement, dated April 20, 2021, by and between the Company and Ascent Global Logistics, Inc., filed as Exhibit 10.24; and

- Bridge Loan Agreement, dated June 3, 2021 between Canada Jetlines Operations Ltd. and the Company, filed as Exhibit 10.27.

In addition, please revise to disclose the material terms of your registration rights agreement with Ascent Global Logistics, Inc., including the number of registrable securities which are subject to the agreement. Please also disclose all material terms of the Framework Agreement filed as Exhibit 10.28, including the board nomination rights.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Martin T. Schrier